U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Comfort            Gene
     (Last)            (First)              (Middle)

     3060 Airport Way
     (Street)

     Long Beach            CA           90806
     (City)            (State)          (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)  December 2, 1996

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol: Advanced Aerodynamics & Structures, Inc. AASI

5.   Relationship of Reporting Person to Issuer  (Check all applicable)

     / x/  Director                              /    10% Owner
     / x/  Officer (give title below)            /  /  Other (Specify below)

6.   If Amendment, Date of Original (Month/Day/Year)   12/2/96

7.   Individual or Joint/Group Filing

     / x/  Form filed by one reporting person
     /  /  Form filed by more than one reporting person


                       2. Amount of     3. Ownership Form:
                       Securities       Direct (D) or       4. Name of Indirect
1. Title of Security   Beneficially     Indirect (I)        Beneficial
   (Instr. 4)          Owned (Instr.4)  (Instr. 4)          Ownership

Class E-1 Common       34,919                D
Stock

Class E-2 Common       34,919                D
Stock

Class B Common         17,460                D
Stock


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Date Exercisable and   3.  Title and Amount of
                         Expiration Date           Securities Underlying
                         (Month/Day/Year)          Derivative Security (Instr.4)
1. Title of Derivative   ------------------------  -----------------------------
Security (Instr. 4)      Date          Expiration  Title            Number of
                         Exercisable   Date                         Shares

Common Stock Options     9/2/97        9/2/2001    Common Stock     5,000
Common Stock Options     9/2/98        9/2/2001    Common Stock     5,000
Common Stock Options     9/2/99        9/2/2001    Common Stock     5,000
Common Stock Options     9/2/2000      9/2/2001    Common Stock     5,000
Common Stock Options     9/2/2001      9/2/2001    Common Stock     5,000

                                            5. Ownership Form of   6. Nature of
                         4. Conversions     Derivative Security:   Indirect
1. Title of Derivative   or Exercise Price  Directo (D) or         Beneficial
Security (Instr. 4)      of Derivative      Indirect (I)           Ownership
                         Security           (Instr. 5)

                         $5.00                    D
                         $5.00                    D
                         $5.00                    D
                         $5.00                    D
                         $5.00                    D


Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                /s/ Gene comfort
                                            _____________________________
                                            Signature of Reporting Person